MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-207-448-3000
FAX: 44-207-448-3029

FRANKFURT
49-69-71914-3400
FAX: 49-69-719

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

TOKYO
813-3504-1050
FAX: 813-3595-2790

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

E-MAIL: preyes@milbank.com

November 8, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mary Cascio

Re: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Consorcio ARA, S.A. de C.V. ("Consorcio"), a foreign private issuer organized under the laws of the United Mexican States ("Mexico"), we submit herewith the following information to the U.S. Securities and Exchange Commission (the "Commission") in compliance with Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the exemption from the registration requirements of Section 12(g) of the Act available to foreign private issuers under Rule 12g3-2(b) under the Act. The common stock of ARA is listed and trades on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A de C.V.*).

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
Quarterly report for the third fiscal quarter of 2006	October 19, 2006	Article 104 of the Securities Market Law (issued on December 30, 2005) and Article 33	Within 20 business days from the end of the fiscal quarter

dlw 11/20

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
		of the General Rules for Issuers, issued by the *Comisión Nacional Bancaria y de Valores* on March 19, 2003	

This information was filed with the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*), on which Consorcio's shares are listed, or was otherwise distributed to Consorcio's shareholders. As required by Rule 12g3-2(b)(1)(i), enclosed herewith is one copy of the above document. In addition, because the information in its original form is not in the English language and no English translations, versions or summaries have been prepared, enclosed as Annex A is a brief description in English of this information.

This information is being furnished under Rule 12g3-2(b)(1)(i) with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that Consorcio is subject to the Exchange Act.

Please contact me at (212) 530-5169 if you have any questions regarding the information furnished with this letter.

Sincerely,

Pedro Reyes

Enclosures

cc: Jaime del Río and Sacramento Soto, Consorcio ARA (w/o enclosures)

Annex A

SUMMARIES OF INFORMATION OR REPORTS

(1) Report of financial information for the third fiscal quarter of 2006, which included (i) quarterly financial statements, (ii) MD&A and (iii) a report of Consorcio's principal accounting policies.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA — TRIMESTRE: 3 — AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 30 DE SEPTIEMBRE DE 2006 Y 2005 — CONSOLIDADO

(MILES DE PESOS) — Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	10,733,464	100	9,649,058	100
s02	ACTIVO CIRCULANTE	9,902,971	92	8,865,128	92
s03	EFECTIVO E INVERSIONES TEMPORALES	2,106,312	20	1,224,160	13
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	2,896,859	27	1,923,671	20
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	31,654	0	5,508	0
s06	INVENTARIOS	4,696,947	44	5,577,159	58
s07	OTROS ACTIVOS CIRCULANTES	171,199	2	134,630	1
s08	ACTIVO A LARGO PLAZO	219,280	2	271,473	3
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	184,215	2	217,816	2
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	35,065	0	53,657	1
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	600,736	6	511,134	5
s13	INMUEBLES	133,406	1	133,608	1
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	775,555	7	651,340	7
s15	OTROS EQUIPOS	166,154	2	179,395	2
s16	DEPRECIACION ACUMULADA	481,941	4	453,209	5
s17	CONSTRUCCIONES EN PROCESO	7,562	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	0	0	0	0
s19	OTROS ACTIVOS	10,477	0	1,323	0
s20	PASIVO TOTAL	4,071,033	100	3,033,629	100
s21	PASIVO CIRCULANTE	1,184,935	29	999,319	33
s22	PROVEEDORES	272,592	7	378,091	12
s23	CREDITOS BANCARIOS	121,429	3	26,023	1
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	83,232	2	9,418	0
s26	OTROS PASIVOS CIRCULANTES	707,682	17	585,787	19
s27	PASIVO A LARGO PLAZO	995,763	24	160,818	5
s28	CREDITOS BANCARIOS	861,905	21	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	133,858	3	160,818	5
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,890,335	46	1,873,492	62
s33	CAPITAL CONTABLE	6,662,431	100	6,615,429	100
s34	CAPITAL CONTABLE MINORITARIO	25,146	0	24,507	0
s35	CAPITAL CONTABLE MAYORITARIO	6,637,285	100	6,590,922	100
s36	CAPITAL CONTRIBUIDO	1,575,663	24	1,572,017	24
s79	CAPITAL SOCIAL PAGADO	1,010,941	15	1,011,025	15
s39	PRIMA EN VENTA DE ACCIONES	564,722	8	560,992	8
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	5,061,622	76	5,018,905	76
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,286,156	94	6,216,736	94
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,224,534)	(18)	(1,197,831)	(18)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA | TRIMESTRE: 3 | AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	2,106,312	100	1,224,160	100
s46	EFECTIVO	220,214	10	187,946	15
s47	INVERSIONES TEMPORALES	1,886,098	90	1,036,214	85
s07	OTROS ACTIVOS CIRCULANTES	171,199	100	134,630	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	171,199	100	134,630	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	0	0	0	0
s48	GASTOS AMORTIZABLES (NETO)	0	0	0	0
s49	CREDITO MERCANTIL	0	0	0	0
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	10,477	100	1,323	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	10,477	100	1,323	100
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	0	0	0	0
s21	PASIVO CIRCULANTE	1,184,935	100	999,319	100
s52	PASIVOS EN MONEDA EXTRANJERA	101,865	9	171,866	17
s53	PASIVOS EN MONEDA NACIONAL	1,083,070	91	827,453	83
s26	OTROS PASIVOS CIRCULANTES	707,682	100	585,787	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	707,682	100	585,787	100
s27	PASIVO A LARGO PLAZO	995,763	100	160,818	100
s59	PASIVO EN MONEDA EXTRANJERA	1,945	0	95,913	60
s60	PASIVO EN MONEDA NACIONAL	993,818	100	64,905	40
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,890,335	100	1,873,492	100
s66	IMPUESTOS DIFERIDOS	1,878,063	99	1,872,169	100
s91	PASIVOS LABORALES	12,272	1	1,323	0
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	1,010,941	100	1,011,025	100
s37	NOMINAL	437,604	43	437,619	43
s38	ACTUALIZACION	573,337	57	573,406	57

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA   TRIMESTRE: 3   AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,286,156	100	6,216,736	100
s93	RESERVA LEGAL	0	0	0	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	95,360	2	96,493	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,219,770	83	5,373,815	86
s45	RESULTADO DEL EJERCICIO	971,026	15	746,428	12
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,224,534)	100	(1,197,831)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	68,679	(6)	94,476	(8)
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(410,330)	34	(409,411)	34
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(882,883)	72	(882,896)	74
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2006

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	78,681	43,335
s63	OTROS CREDITOS CON COSTO DE (S32)	103,626	53,554
s72	CAPITAL DE TRABAJO	8,718,036	7,865,809
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	56	50
s75	NUMERO DE EMPLEADOS (*)	711	696
s76	NUMERO DE OBREROS (*)	7,156	8,683
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	328,199,874	328,211,874
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	12,000	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,938,731	100	4,789,951	100
r02	COSTO DE VENTAS	4,188,729	71	3,406,531	71
r03	RESULTADO BRUTO	1,750,002	29	1,383,420	29
r04	GASTOS DE OPERACION	428,095	7	367,142	8
r05	RESULTADO DE OPERACION	1,321,907	22	1,016,278	21
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(8,384)	0	(39,643)	(1)
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,330,291	22	1,055,921	22
r08	OTROS GASTOS Y PRODUCTOS (NETO)	7,345	0	(1,565)	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	1,322,946	22	1,057,486	22
r10	PROVISIONES PARA IMPUESTOS Y PTU	372,843	6	293,694	6
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	950,103	16	763,792	16
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	24,694	0	(14,309)	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	974,797	16	749,483	16
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	974,797	16	749,483	16
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	974,797	16	749,483	16
r19	RESULTADO NETO MINORITARIO	3,771	0	3,055	0
r20	RESULTADO NETO MAYORITARIO	971,026	16	746,428	16

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,938,731	100	4,789,951	100
r21	NACIONALES	5,938,731	100	4,789,951	100
r22	EXTRANJERAS	0	0	0	0
r23	CONVERSION EN DOLARES (***)	0	0	0	0
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(8,384)	100	(39,643)	100
r24	INTERESES PAGADOS	70,982	(847)	39,319	(99)
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	98,297	(1172)	89,906	(227)
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(6,520)	78	2,936	(7)
r28	RESULTADO POR POSICION MONETARIA	25,451	(304)	8,008	(20)
r10	PROVISIONES PARA IMPUESTOS Y PTU	372,843	100	293,694	100
r32	I.S.R. - IMPAC CAUSADO	271,986	73	124,745	42
r33	I.S.R. - IMPAC DIFERIDO	99,415	27	167,907	57
r34	P.T.U. CAUSADA	1,442	0	1,042	0
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	5,938,732	4,789,952
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	8,089,255	6,744,225
r39	RESULTADO DE OPERACIÓN (**)	1,784,792	1,441,722
r40	RESULTADO NETO MAYORITARIO (**)	1,341,466	1,262,519
r41	RESULTADO NETO (**)	1,346,841	1,267,597
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	63,974	58,662

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA — TRIMESTRE: 3 — AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,162,645	100	1,744,725	100
rt02	COSTO DE VENTAS	1,523,694	70	1,240,855	71
rt03	RESULTADO BRUTO	638,951	30	503,870	29
rt04	GASTOS DE OPERACION	162,353	8	132,176	8
rt05	RESULTADO DE OPERACION	476,598	22	371,694	21
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	18,514	1	(17,022)	(1)
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	458,084	21	388,716	22
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	3,154	0	(1,221)	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	454,930	21	389,937	22
rt10	PROVISIONES PARA IMPUESTOS Y PTU	120,755	6	104,259	6
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	334,175	15	285,678	16
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	11,356	1	(3,183)	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	345,531	16	282,495	16
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	345,531	16	282,495	16
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	345,531	16	282,495	16
rt19	RESULTADO NETO MINORITARIO	1,351	0	1,134	0
rt20	RESULTADO NETO MAYORITARIO	344,180	16	281,361	16

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA — TRIMESTRE: 3 — AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

CONSORCIO ARA, S.A. DE C.V. — DESGLOSE DE PRINCIPALES CONCEPTOS — CONSOLIDADO

(MILES DE PESOS) — Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,162,645	100	1,744,725	100
rt21	NACIONALES	2,162,645	100	1,744,725	100
rt22	EXTRANJERAS	0	0	0	0
rt23	CONVERSION EN DOLARES (***)	0	0	0	0
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	18,514	100	(17,022)	100
rt24	INTERESES PAGADOS	37,164	201	17,846	(105)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	35,868	194	40,018	(235)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(3,067)	(17)	308	(2)
rt28	RESULTADO POR POSICION MONETARIA	20,285	110	4,842	(28)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	120,755	100	104,259	100
rt32	I.S.R. - IMPAC CAUSADO	95,601	79	56,805	54
rt33	I.S.R. - IMPAC DIFERIDO	24,676	20	47,108	45
rt34	P.T.U. CAUSADA	478	0	346	0
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	23,862	21,032

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	974,797	749,483
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	98,635	211,648
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	1,073,432	961,131
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(255,505)	(730,948)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	817,927	230,183
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	1,050,401	5,560
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,243,158)	(146,160)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(192,757)	(140,600)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(170,962)	(164,715)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	454,208	(75,132)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,652,104	1,299,292
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,106,312	1,224,160

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	98,635	211,648
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	63,974	58,662
c41	+ (-) OTRAS PARTIDAS	34,661	152,986
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(255,505)	(730,948)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(694,578)	(469,960)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	626,279	(294,987)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(115,815)	(13,846)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(212,868)	133,686
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	141,477	(85,841)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	1,050,401	5,560
c23	+ FINANCIAMIENTOS BANCARIOS	1,025,000	861,023
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	135,684	16,737
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(67,283)	(835,000)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(43,000)	(37,200)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,243,158)	(146,160)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	765	31
c31	(-) DIVIDENDOS PAGADOS	(1,270,675)	(148,451)
c32	+ PRIMA EN VENTA DE ACCIONES	26,752	2,260
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(170,962)	(164,715)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	17,537	(30,106)
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(168,279)	(29,049)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(20,220)	(105,560)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	4.09		$	3.85	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	2.97		$	2.28	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	20.22		$	20.08	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	3.87		$	0.45	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.66	veces		2.12	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		13.14	veces		11.05	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO · Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	16.41	%	15.64	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	20.21	%	19.15	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	12.54	%	13.13	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	113.31	%	13.80	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.61)	%	(1.06)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.75	veces	0.69	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	13.46	veces	13.19	veces
p08	ROTACION DE INVENTARIOS(**)	1.22	veces	0.86	veces
p09	DIAS DE VENTAS POR COBRAR	114.52	dias	94.29	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	7.19	%	35.58	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	37.92	%	31.43	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.61	veces	0.45	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	2.54	%	8.82	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	165.75	%	31.46	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	18.62	veces	25.84	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.98	veces	2.22	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	8.35	veces	8.87	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	4.39	veces	3.29	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.43	veces	2.92	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	177.75	%	122.49	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	18.07	%	20.06	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(4.30)	%	(15.26)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	11.52	veces	5.85	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(544.93)	%	(3.95)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	644.93	%	103.95	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	98.43	%	17.63	%

(**) INFORMACION ULTIMOS DOCE MESES

Comentarios y análisis de la administración sobre los resultados de operación y situación financiera de la compañía

TERCER TRIMESTRE 2006 (3T06)

Documento enviado a la BMV el 19 de octubre 2006

Resumen ejecutivo

Tercer trimestre 2006 (3T06):

Ventas por $ 2,162.6 millones representando un incremento del 24.0% con respecto al tercer trimestre de 2005 (3T05). Dichas ventas corresponden a 6,055 unidades, (equivalentes a 9,830 unidades al precio representativo de la industria).

Utilidad bruta alcanzó los $ 638.9 millones, con un margen bruto de 29.5% y se tuvo un crecimiento de 26.8% comparado con el 3T05.

Utilidad de operación de $ 476.5 millones, con un margen de operación del 22.0%, que representa un incremento del 28.2% con respecto al 3T05.

Utilidad neta cerró con $ 345.5 millones y un margen neto de 16.0%, es decir, un incremento de 22.3% con respecto al 3T05.

EBITDA de $ 500.4 millones, lo que representa 23.1% con respecto a ventas y un crecimiento de 27.4% comparado con el 3T05.

Precio promedio de las viviendas de $ 338.8 miles; 6.3% menor al del 3T05.

UDM 2006 vs. UDM 2005:

Ventas por $ 8,089.3 millones y un incremento del 19.9% con respecto al mismo periodo del año anterior. Dichas ventas corresponden a 21,552 unidades, -equivalentes a 36,770 unidades al precio representativo de la industria.

Utilidad bruta alcanzó los $ 2,372.2 millones, un margen bruto de 29.3% y un incremento de 21.4%

Utilidad de operación de $ 1,784.8 millones; un margen operativo del 22.1% y un incremento del 23.8%.

Utilidad neta de $ 1,346.8 millones; un margen neto del 16.6% y un incremento del 6.3%.

EBITDA de $ 1,873.9 millones; alcanzó un margen del 23.2% y un incremento del 23.0%.

Precio promedio de las viviendas de $ 352.0 miles de pesos, lo que representa un decremento del 0.7%

Liquidez y recursos de capital

El nivel de efectivo alcanzó $ 2,106.3 millones; la rotación de las cuentas por cobrar

representan 4.4 meses lo que nos coloca como líderes en el sector; una reserva territorial para edificar 129,915 viviendas a plan maestro para operar los próximos cuatro años; una deuda con costo por $1,188.7 millones lo que a su vez representa un 17.8% a capital contable y un backlog de hipotecas de 35,593 unidades. Todo esto refleja la gran solidez financiera de Consorcio ARA.

Resultados de operación

Ventas

Los ingresos del 3T06 fueron de $ 2,162.6 millones lo que significa un incremento del 24.0% con respecto al 3T05 y 6,055 unidades vendidas, equivalentes a 9,830 unidades al precio representativo de la industria.

El tipo de vivienda Progresiva reportó un volumen de 2,295 unidades vendidas, lo que representa un ingreso por $ 504.4 millones, es decir 88.3% más que lo reportado el 3T05. Fueron financiadas 1,683 y 612 viviendas por INFONAVIT y SHF respectivamente. Ha habido un gran impulso a esta línea de negocios por parte de la compañía para estar en concordancia con los planes y programas de financiamiento de la industria hipotecaria mexicana.

El tipo de vivienda de Interés Social reportó 2,405 unidades vendidas y representó ingresos por $ 804.6 millones, de los cuales las ventas con financiamiento INFONAVIT fueron 806 unidades y representaron ingresos por $ 257.9 millones. Por su parte, las unidades vendidas a través de la SHF fueron 1,169, alcanzando un monto total de $ 400.9 millones. En lo referente a FOVISSSTE se vendieron 430 viviendas por un ingreso de $145.8 millones. La vivienda Tipo Medio registró $ 672.2 millones de ingresos lo que representa un incremento de 49.8%. Se alcanzaron las 1,315 viviendas vendidas.

En el tipo de vivienda Residencial se alcanzaron ingresos por $ 70.3 millones al venderse 40 unidades. Se continuará ofreciendo este tipo de vivienda a un precio de aproximadamente $1.7 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado actual; tal es el caso de un proyecto residencial en el Estado de Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al fairway.

Otros proyectos inmobiliarios consistentes principalmente en la venta de terrenos con servicios en sus diferentes modalidades, y rentas de locales comerciales, ha cobrado relevancia. Dicha línea de negocios registró ingresos por $ 111.1 millones, muy superior al 3T05.

	3er.Trim. 2006		3er.Trim. 2005		VAR.06/05	
	Unid.	Mill.$	Unid.	Mill.$	MILL.$	%
Progresiva	2,295	504.4	1,247	267.8	236.6	88.3
Interés Social	2,405	804.6	2,829	951.1	(146.5)	(15.4)
Tipo Medio	1,315	672.2	688	448.8	223.4	49.8
Residencial	40	70.3	36	68.1	2.2	3.2
Total C/Promotor	6,055	2,051.5	4,800	1,735.8	315.7	18.2
Terrenos, rentas de locales y otros	--	111.1	--	8.9	102.2	1,148.5
TOTAL	6,055	2,162.6	4,800	1,744.7	417.9	24.0

Precios promedio (miles de pesos)

Al 3T06 se registró un decremento en precios promedio de productos de vivienda del 6.3%. Al 3T06 el precio promedio de las viviendas vendidas fue de $ 338.8. Al 3T06 los precios promedios de los cuatro tipos de vivienda fueron: Progresiva $219.8, Interés Social

$334.5, Tipo Medio $ 511.2 y Residencial $1,758.0, lo cual representa variaciones con respecto al 3T05 de 2.3%, -0.5%, -21.6% y-7.1% respectivamente.

Costo de ventas
Al 3T06 el costo de ventas registró un monto de $ 1,523.7 millones lo que representa el 70.5% con respecto a ventas, y un aumento de 22.8% en comparación con el 3T05.

Utilidad bruta
Al cierre del 3T06 se registraron $ 638.9 millones y se obtuvo un margen bruto de 29.5%, lo que representa un incremento del 26.8% contra el 3T05. Por tipo de producto los márgenes fueron 24.6%, 28.9%, 31.0%, 30.9% y 35.9% que corresponden a Progresiva, Interés Social, Media, Residencial y Terrenos respectivamente.

Gastos de administración
Los gastos de administración, que incluyen sueldos y salarios de personal corporativo, ascendieron a $ 162.4 millones al 3T06, representando un incremento del 22.8% con respecto al 3T05.

Utilidad de operación
La utilidad de operación al 3T06 creció 28.2% en comparación al 3T05, derivado de una combinación del incremento en el volumen de ventas y la mezcla de productos.

EBITDA
Durante el 3T06 Consorcio ARA generó un EBITDA por $ 500.4 millones (23.1% con respecto a ventas), 27.4% mayor con el correspondiente 3T05, de los cuales sólo 23.9 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado permite cubrir el rubro de intereses pagados en más de 13.5 veces.

Costo integral de financiamiento
El costo integral de financiamiento presenta un decremento del 208.8%, en relación con el 3T05, lo cual arroja un costo neto de 18.5 millones de pesos. El detalle se muestra a continuación:

	3er.Trim. 2006	3er.Trim. 2005	VAR % 06/05
Intereses Pagados	37.1	17.8	108.3
Intereses Ganados	(35.8)	(40.0)	(10.4)
Pérdida(Ut)Cambiaria	(3.0)	0.3	(1,097.2)
Pérdida(Ut)Monetaria	20.2	4.8	318.9
Cto.Integral de Financ.	(18.5)	(17.0)	(208.8)

Impuestos
La compañía registró un total de impuestos $ 120.8 millones de pesos, es decir, un incremento del 15.9% con respecto al 3T05, debido básicamente al incremento en la venta de terrenos.

Utilidad neta
La utilidad neta durante el 3T06 fue de $ 345.5 millones de pesos con un margen del 16%, lo que representa un incremento del 22.3% comparado con 3T05.
La utilidad por acción de los últimos 12 meses es de 4.09

		UDM
Utilidad Neta	Mayoritaria (pesos)	1,341.5
Acciones	(Promedio en circulación)	327,736
UPA		4.09

ESTADO DE RESULTADOS AL TERCER TRIMESTRE DE 2006

	3er.Trim. 2006 Mill.de Pesos	%	3er.Trim. 2005 Mill. de Pesos	%	VAR. 06/05 %
Ingresos	2,162.6	100.0	1,744.7	100.0	24.0
Costo de Vtas	1,523.7	70.5	1,240.8	71.1	22.8
Utilidad Bruta	638.9	29.5	503.9	28.9	26.8
Gastos de Admon.	162.4	7.5	132.2	7.6	22.8
Utilidad de Operac	476.5	22.0	371.7	21.3	28.2
CIF(ingreso)gtos	18.5	0.9	(17.0)	(1.0)	(208.8)
Otros(ingresos)gtos	3.1	0.1	(1.2)	(0.1)	(358.6)
(Util)Pérd Part.Asoc	(11.4)	(0.5)	3.2	0.2	(456.7)
Ut.antes de Imp.	466.3	21.6	386.7	22.2	20.6
ISR Diferido	24.7	1.1	47.1	2.7	(47.6)
ISR,IMPAC y PTU	96.1	4.4	57.1	3.3	68.1
Total Impuestos	120.8	5.6	104.3	6.0	15.9
Utilidad Neta	345.5	16.0	282.5	16.2	22.3
Depreciación	23.9	1.1	21.0	1.2	13.5
EBITDA	500.4	23.1	392.7	22.5	27.4

RESULTADOS (UDM) 2006, 2005
COMPARATIVO DE UNIDADES Y VENTAS

	SEP 06/ OCT 05 Unid.	Mill.$	SEP 05/ OCT 04 Unid.	Mill.$	VAR.06/05 Unid.	%
Progresiva	7,246	1,608.4	3,641	761.8	3,605	99.0
Interés Social	10,847	3,755.4	12,107	3,891.5	(1,260)	(10.4)
Tipo Medio	3,279	1,900.8	2,601	1,581.8	678	26.1
Residencial	180	320.9	194	335.0	(14)	(7.2)
Total como Promotor	21,552	7,585.5	18,543	6,570.0	3,009	16.2
Terrenos, renta de locales y otros		503.8		174.2		
T O T A L	21,552	8,089.3	18,543	6,744.2	3,009	16.2

ESTADO DE RESULTADOS (UDM)

	SEP 06/OCT 05		SEP 05/OCT 04		VAR.06/05
	Mill.de $	%	Mill.de $	%	%
Ingresos	8,089.3	100.0	6,744.2	100.0	19.9
Costo de Ventas	5,717.1	70.7	4,790.8	71.1	19.3
Utilidad Bruta	2,372.2	29.3	1,953.4	29.0	21.4
Gastos de Administración	587.4	7.3	511.7	7.6	14.8
Utilidad de Operación	1,784.8	22.1	1,441.7	21.4	23.8
CIF(ingreso)gastos	(11.2)	(0.1)	(38.1)	(0.6)	(70.6)
Otros(ingresos)gtos	(12.5)	(0.2)	4.3	0.1	(390.8)
(Util)Pérd Part.Asoc	(43.0)	(0.5)	(14.8)	(0.2)	190.1
Utilidad antes de Impuestos	1,851.6	22.9	1,490.4	22.1	24.2
ISR Diferido	72.9	0.9	31.3	0.5	132.6
ISR, IMPAC y PTU	431.8	5.3	191.4	2.8	125.6
Total Impuestos	504.7	6.2	222.8	3.3	126.6
Utilidad Neta	1,346.8	16.6	1,267.6	18.8	6.3
Depreciación	89.1	1.1	81.4	1.2	9.5
EBITDA	1,873.9	23.2	1,523.1	22.6	23.0

Situación financiera, liquidez y recursos de capital

Efectivo e inversiones temporales

Al 30 de septiembre de 2006 el nivel de efectivo e inversiones temporales registró $ 2,106.3 millones, cantidad superior en 72.1% con respecto al 3T05. El nivel de efectivo mencionado es suficiente para satisfacer oportunamente las necesidades de capital de trabajo.

Cuentas por cobrar

Se mantienen políticas y sistemas de cobranza que buscan asegurar la pronta recuperación de cartera. El saldo de cuentas por cobrar asciende a $ 2,896.9 millones y representan una rotación de 4.4 meses, es decir 0.8 meses arriba respecto del 3T05. Este indicador está en línea con nuestras expectativas para el 2006.

Inventarios

Este rubro asciende a $ 4,696.9 millones, los cuales incluyen la reserva territorial que suma $ 3,292.5 millones y constituye el activo más importante de la empresa. También incluye las obras en proceso y almacén de materiales de construcción por $ 1,404.5 millones. Cabe destacar que contamos con una reserva territorial estratégica, equivalente a 129,915 viviendas a plan maestro, con una superficie de 34.5 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país, y en donde se proyecta producir los siguientes tipos de productos de vivienda:

AL 30 DE SEPTIEMBRE DE 2006
unidades

Progresiva	35,412
Interés Social	75,414
Tipo Medio	13,048
Residencial	6,041
TOTAL	129,915

Tenemos una amplia presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en aquellas regiones donde las variables sociodemográficas indican un alto potencial de desarrollo social y económico, y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	57,245	44.0
Quintana Roo	21,960	16.9
Nuevo León	9,726	7.5
Baja California	8,684	6.7
Jalisco	8,143	6.3
Morelos	4,478	3.4
Veracruz	4,262	3.3
Puebla	3,201	2.5
Guanajuato	2,680	2.0
Sonora	2,822	2.2
Querétaro	2,504	1.9
Guerrero	1,294	1.0
Michoacán	1,363	1.0
Chihuahua	1,119	0.9
Distrito Federal	322	0.3
Sinaloa	72	0.0
Tabasco	40	0.0
T O T A L	129,915	100.0

Actualmente la compañía planea destinar a la línea de negocios de venta de terrenos con servicios una superficie aproximada de 4.3 millones de m2 en los estados de México, Quintana Roo, y Morelos, principalmente.

Capacidad instalada
Tenemos una integración vertical que nos permite generar y aprovechar importantes economías de escala. Contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a Consorcio ARA como uno de los principales productores de concreto a nivel nacional.
Al 30 de septiembre de 2006 el rubro de inmuebles, planta y equipo neto suma un total de $ 600.7 millones mostrando un incremento del 17.5% con respecto al 3T05. La inversión en maquinaria y equipo durante el 3T06 fue de $ 85.4 millones y en lo que va del año ha sido de $ 160.5 millones

Proveedores
Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (NAFINSA), donde pueden acceder a diversos servicios financieros al amparo de la relación comercial que tenemos con ellos. El saldo de proveedores de terrenos y materiales de construcción asciende a $ 272.6 millones al 3T06.

Deuda
Como parte de la estrategia para reforzar la estructura de capital y con objeto de apoyar la operación de nuevos desarrollos, la Compañía contrató un crédito simple, por $1,000 millones de pesos, en mayo de 2006; 50% de dicha deuda se contrató a 10 años y el otro 50% restante a 7 años. En ambos casos la tasa de interes anual es de TIIE + 1punto y

TIIE +0.97 puntos respectivamente, con un techo en la TIIE de hasta 9%. A la fecha se han amortizado un total de $16.6 millones de ese crédito.
Adicionalmente seguimos con la estrategia de adquisición de maquinaria y equipo a través de arrendamiento financiero el cual representa $182.3 millones, de los cuales $78.7 millones corresponden a corto plazo y $103.6 a largo plazo
La deuda con costo a capital contable es de 17.8%; deuda con costo a activo total de 11.0% y deuda con costo a efectivo e inversiones temporales de 56.4%. Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un total de $ 1,689 millones. El pasivo total a capital contable es de 0.61 veces, lo que refleja una estructura financiera sana.

Impuestos diferidos
Sobre la base del principio contable D-4, el pasivo por impuesto sobre la renta diferido al 30 de septiembre de 2006 ascendieron a $ 1,878.1 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo, se ubica en 37.9%.

Capital contable
El capital contable de Consorcio ARA alcanzó los $ 6,662.4 millones de pesos al 3T06 debido principalmente por el nivel de utilidad neta registrada en el periodo.

Políticas de tesorería
Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivo asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia.

BALANCE GENERAL al 30 DE SEPTIEMBRE DE 2006.

	2006 Mill.de Pesos	2005 Mill.de Pesos	VAR. 06/05 %
Activo Total	10,733.5	9,649.1	11.2
Activo Circulante	9,903.0	8,865.1	11.7
Efectivo e Inv. Temporales	2,106.3	1,124.2	72.1
Cuentas por Cobrar	2,896.8	1,923.7	50.6
Inventarios	4,696.9	5,577.2	(15.8)
Otros Activos Circulantes	202.9	140.1	44.8
Activo a Largo Plazo	830.5	783.9	5.9
Inmuebles y Equipo	600.7	511.1	17.5
Documento por cobrar a asoc.	184.2	217.8	(15.4)
Part. en Asociadas	35.1	53.6	(34.6)
Activo Intangible por Oblig Lab.	10.5	1.3	691.9
Pasivo Total	4,071.0	3,033.6	34.2
Pasivo Circulante	1,184.9	1,090.8	8.6
Proveedores	272.6	469.6	(41.9)
Créditos Bancarios CP	121.4	26.0	366.6
Arrendamiento financiero	78.7	43.3	81.6
Impuestos por pagar	83.2	9.4	783.7
Otros Pasivos Circulantes	629.0	542.4	16.0
Pasivo a Largo Plazo	2,886.1	1,942.8	48.5
Créditos Bancarios LP	861.9	0	100.0
Otros Créditos	42.5	17.1	148.5
Arrendamiento Financiero	103.6	53.5	93.5
I.S.R. Diferidos	1,878.1	1,872.2	0.3
Capital Contable	6,662.4	6,615.4	0.7

Backlog

Como parte importante en la operación de la empresa, mantenemos un backlog de 35,593 unidades, lo que representa un incremento del 20.8% en comparación con el año anterior, principalmente en los segmentos de INFONAVIT y la SHF.
Esto equivale a poco más de un año de ventas futuras y consideramos que éste es un nivel óptimo, ya que es un backlog de compromisos de hipotecas mas no de obra. El detalle se muestra a continuación:

	3er.Trim 2006		3er.Trim 2005		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Progresiva	3,308	9.3	2,043	6.9	61.9
Interés Social	25,287	71.0	20,643	69.6	22.5
Tipo Medio	6,570	18.5	6,835	23.0	(3.8)
Residencial	428	1.2	148	0.5	189.0
TOTAL	35,593	100.0	29,669	100.0	20.0

Oferta secundaria

Finalmente se llevó a cabo exitosamente la oferta pública secundaria originalmente planteada en mayo 2006. Se ofrecieron 48,300,000 acciones, equivalentes a $ 2,535,750,000.00 las cuales ya incluyen la opción de sobreasignación. 16,905,000 acciones ($887,512,500.00) fueron colocadas en México y 31,395,000 ($1,648,237,500.00) en EUA y otros mercados.

La fecha de la oferta y de registro en la BMV fue el 21 de septiembre 2006 y la fecha de liquidación el 26 de septiembre 2006.

El precio de oferta en México fue de $52.50 pesos por acción en la Oferta Nacional y $48.01 dólares por ADSs en la oferta internacional. El precio en dólares por ADSs en la oferta internacional es el equivalente al precio por Acción tanto en la oferta Nacional como en la Oferta Internacional, ajustado para reflejar la proporción de 10 acciones por ADS y un tipo de cambio de $10.9346 pesos por dólar, vigente en la fecha de determinación del precio de la oferta.

El prospecto se encuentra con el intermediario líder colocador en México que fue Casa de Bolsa BBVA Bancomer SA de CV., Grupo Financiero BBVA Bancomer, y en las páginas electrónicas de la BMV, la CNBC y de la Compañía en la red internet en las siguientes direcciones: www.bmv.com.mx, www.cnbv.com.mx, y www.ara.com.mx

Avance en el proyecto de regionalización

A partir del cuarto trimestre del 2005 (4T2005) se comenzó una reestructuración organizacional que hemos denominado Proyecto de regionalización el cual tiene como objetivo central el mejoramiento continuo de nuestra operación al asegurar el cumplimiento de las metas de crecimiento y rentabilidad así como consolidar oportunidades de desarrollo profesional y humano para todos los integrantes del equipo ARA.

El proyecto de regionalización establece prioritariamente unidades de negocios descentralizadas encabezadas por directores regionales en nueve zonas del país: Noroeste, Noreste, Bajío, Occidente, Centro, Sur, Metropolitana Norte, Metropolitana Oriente y Metropolitana Poniente. Se tendrá un modelo de negocios replicable y estandarizado a lo largo del país

Dichas unidades de negocios son responsables de planear, ejecutar y controlar la operación. Específicamente sus responsabilidades abarcan:
i) prospectar e informar al nivel corporativo oportunidades de negocios inmobiliarios y de vivienda,
ii) proponer la adquisición de reserva territorial estratégica,
iii) gestionar a nivel municipal y estatal los permisos, factibilidades y suministro de servicios,
iv) coordinar, ejecutar y dar seguimiento al ciclo de ventas y construcción para optimizar márgenes y rentabilidad.

El establecimiento de las políticas, procedimientos y controles estratégicos a nivel global continúa centralizado.

Sistemas y plataforma tecnológica

En Consorcio ARA contamos con los sistemas y plataforma de tecnología de punta para administrar e integrar los procesos de negocios, tales como prospección y adquisición de reserva territorial, avance y seguimiento casa por casa de todos los desarrollos habitacionales a lo largo del país en lo referente a presupuestos, ventas, construcción y escrituración. La información se despliega geográficamente: para cada fraccionamiento y a su vez en cada ubicación específica, se puede consultar en planos temáticos el avance de ventas, construcción y escrituración así como la información del cliente. Dicha plataforma se le conoce al interior de la organización como ARANet.

La fuerza de ventas de ARA cuenta con los sistemas, conectados en línea, a los diversos proveedores de crédito hipotecario junto con los simuladores financieros para ofrecer a nuestros clientes el esquema hipotecario más adecuado a sus necesidades.

Para apoyar la toma de decisiones recopilamos sistemáticamente la información operativa del ERP generada a lo largo de la cadena de valor. Con dicha información se construyen herramientas como Balance Score Card, para analizar, evaluar y mejorar continuamente el desempeño del negocio.

Evento en Pachuca

Consorcio Ara y Fundación Ara en la Alianza Unidos por la Construcción

El pasado13 de octubre en Pachuca, Hidalgo se realizó la entrega de 300 viviendas para igual numero de familias, que perciben ingresos de hasta dos salarios mínimos al mes. Fundación ARA y Consorcio ARA, en su iniciativa de responsabilidad social empresarial, contribuyeron así a que 300 familias cuenten con una vivienda digna. Esto fue posible gracias a la colaboración de un equipo de voluntarios de Consorcio ARA, TELEVISA, Fideicomiso PROVIVAH y los tres niveles de gobierno.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Jaime del Río
Director de Relación con Inversionistas
(52.55) 55-96-88-03
jdelrio@ara.com.mx

Consorcio ARA, S. A. de C. V. y Subsidiarias.
Notas a los estados financieros consolidados.
Por los periodos que terminaron el 30 de Septiembre de 2006 y 2005
(En miles de pesos de poder adquisitivo del 30 de septiembre de 2006)

1. Actividades

Consorcio ARA, S. A. de C. V. y Subsidiarias (la Compañía), se dedica a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, y a la construcción, promoción y comercialización de los mismos desarrollos industriales y turísticos, así como al arrendamiento de unicentros y minicentros comerciales.

La Compañía lleva a cabo la construcción de sus desarrollos habitacionales mediante la contratación de servicios de construcción por medio de contratos de obra. Dichos contratos obligan al subcontratista a ejecutar por sí mismo o por medio de terceros la obra convenida de acuerdo a las especificaciones técnicas requeridas por la Compañía.

2. Bases de presentación

a)Nuevos Pronunciamientos Contables. El 31 de mayo de 2004, el Instituto Mexicano de Contadores Publicos de México, A.C. (IMPC) efectúo la entrega formal de la función de la emisión de normas de información financiera al Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF), en congruencia con la tendencia mundial de que dicha función la desarrolla un organismo independiente.

Asimismo, los boletines de principios de contabilidad generalmente aceptados (PCGA)y circulares emitidas por el IMPC, fueron transferidos al CINIF. El CINIF decidió renombrar los PCGA como Normas de Información Financiera (NIF) y definió que las NIF se conforman de las propias NIF y las Interpretaciones a las NIF que emita, de los boletines de PCGA que no hayan sido modificados, sustituidos o derogados por las nuevas NIF, así como por las Normas Internacionales de Información Financiera aplicables de manera supletoria.

El CINIF, estableció como uno de sus objetivos fundamentales, avanzar a una mayor convergencia con las Normas de Información Financiera a nivel Internacional por lo que inicio sus trabajos con la revisión de los conceptos teóricos contenidos en los PCGA, y estableció el Marco Conceptual (MC)destinado a servir como sustento para el desarrollo de Norma de Información Fianciera y como referencia en la solución de aspectos que surgen en la práctica contable. El MC está constituido por ocho normas de información financiera que integran la serie NIF-A; dicha serie, junta con la NIF B-1, fueron promulgadas el 31 de octubre de 2005 y sus disposiciones entran en vigor para los ejercicios que inician a partir del 1o de enero de 2006, y dejan sin efecto los boletines de la serie A de los PCGA.

La Compañía estima que sus Estados Financieros no tendrán ningún efecto por la emisión de estas nuevas normas en su información financiera.

b.Consolidación de estados financieros - Los estados financieros consolidados incluyen los de Consorcio ARA, S. A. de C. V. (ARA) y los de sus subsidiarias. La participación accionaria de ARA en sus subsidiarias al 30 de septiembre de 2006 y 2005 se muestra a continuación. Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Grupo o Subsidiarias	Participación
Consorcio de Ingeniería Integral, S. A. de C. V.(CIISA)	99.6%
Proyectos Urbanos Ecológicos, S. A. de C. V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S. A. de C. V. (CUARA)	99.9%
Inmobiliaria ACRE, S. A. de C. V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S. A. de C. V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V.(PDCC)(1)	99.9%
Desarrollos Inmobiliarios Turísticos ARA, S. A. de C. V. (DITA) (2)	100.0%
Consorcio ARA, LLC (3)	100.0%

(1) La Compañía constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S. A. de C. V., Complejo de Comercio las Américas, S. A. de C. V. y Complejo Comercial Ecatepec, S. de R. L. quienes se dedican al arrendamiento de unicentros y minicentros comerciales.

Con fecha 25 de mayo de 2006 cambió su denominación social Complejo de Comercio las Américas, S.A. de C.V. por Servicios Administrativos AraDCD, S.A. de C.V., quien proporciona prestación de servcios profesionales y administrativos a sus partes relacionadas.

(2) En 2004,la Compañía constituyó a DITA (en etapa preoperativa), quien se dedicará a la adquisición, compraventa, arrendamiento, construcción, comercialización y administración de tiempos compartidos y campos de golf.

(3) En 2005, la Compañía constituyó a Consorcio ARA, LLC con oficinas de representación en las ciudades de Nueva York y Chicago, Estados Unidos de Norteamérica, con el objeto de promocionar y comercializar los desarrollos habitacionales en México para residentes mexicanos en ese país.

Las inversiones en asociadas en las cuales la Compañía tiene influencia significativa, pero no tiene control, se valúan utilizando el método de participación, que incluye el costo más la participación de la Compañía en las utilidades no distribuidas posteriores a la adquisición y la actualización del capital contable. Esta actualización es inherente al método de participación, ya que los estados financieros de la empresa en la que se realiza la inversión también se preparan conforme al Boletín B-10.

c. Reclasificaciones - Los estados financieros por el periodo que terminó el 30 de septiembre de 2005 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2006.

3. Resumen de las principales políticas contables

Las políticas contables que sigue la Compañía están de acuerdo con las NIF y han sido aplicadas consistentemente con los estados financieros emitidos el 31 de diciembre de 2005. Las cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de la partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. sin embargo los resultados reales pueden diferir de dichas estimaciones. La administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. Reconocimiento de los efectos de la inflación - La Compañía reconoce los efectos de la inflación actualizando sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta. En consecuencia, los estados financieros de los períodos anteriores que se presentan para efectos comparativos, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas. El reconocimiento de los efectos de la inflación resulta principalmente, en ganancias o pérdidas por inflación sobre partidas no monetarias y monetarias, que se presentan en los estados financieros bajo los dos rubros siguientes:

Insuficiencia en la actualización del capital contable - Se integra del resultado por posición monetaria acumulado hasta la primera actualización y pérdida por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios de los terrenos que se incrementó por debajo de la inflación.

Pérdida en posición monetaria - Representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación; se calcula aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC) a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

b. Instrumentos financieros - La Compañía clasifica sus inversiones en instrumentos financieros de deuda o de capital al momento de su adquisición, en instrumentos con fines de negociación o disponibles para la venta, y los valúa a valor razonable. El valor razonable se determina considerando los precios cotizados en mercados reconocidos.

Los instrumentos financieros que se clasifican con fines de negociación se adquieren con la finalidad de realizarlos a corto plazo, tienen alta liquidez y las fluctuaciones en valuación se registran en los resultados del ejercicio.

Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan. Los dividendos que provienen de instrumentos financieros de capital se reconocen en los resultados del mismo ejercicio en el que se afecta el valor razonable del instrumento por dichos dividendos.

c. Inventarios, terrenos para futuras construcciones y costos:

1. Las obras en proceso y materiales para construcción, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido. El costo se actualiza aplicando el índice de inflación interno a las obras en proceso y materiales incurridos conforme el porciento de avance de obra ejecutada.

2. Los terrenos en proceso y la reserva territorial para futuras construcciones se valúan a su costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes. El costo se actualiza aplicando el porciento de avance de obra a los terrenos actualizados a valor de reposición.

d. Inmuebles, maquinaria y equipo - Se registran al costo de adquisición, y se actualizan mediante factores derivados del INPC. La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue:

	Años 2006	Promedio 2005
Edificio	37	38
Maquinaria y equipo	8	9
Equipo de transporte	3	4
Mobiliario y equipo de oficina	7	7

e. Deterioro de activos de larga duración en uso - La Compañía revisa el valor en libros de los activos de larga duración en uso, ante la presencia de algún indicio de deterioro que pudiera indicar que el valor en libros de los mismos pudiera no ser recuperable, considerando el mayor del valor presente de los flujos netos de efectivo futuros o el precio neto de venta en el caso de su eventual disposición. El deterioro se registra considerando el importe del valor en libros que exceda al mayor de los valores antes mencionados. Los indicios de deterioro que se consideran para estos efectos, son entre otros, las pérdidas de operación o flujos de efectivo negativos en el periodo si es que están combinados con un historial o proyección de pérdidas, depreciaciones y amortizaciones cargadas a resultados que en términos porcentuales, en relación con los ingresos, sean substancialmente superiores a las de ejercicios anteriores, efectos de obsolescencia, reducción en la demanda de los productos que se fabrican, competencia y otros factores económicos y legales.

f. Obligaciones laborales al retiro - El pasivo por primas de antigüedad, pensiones e indemnizaciones por terminación de la relación laboral a partir de 2005, se registra conforme se devenga, y se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Hasta el 31 de diciembre de 2004, las indemnizaciones por terminación de la relación laboral, se cargaban a los resultados cuando se tomaba la decisión de pagarlas.

g. Reconocimiento de ingresos y costos - La Compañía utiliza el método de porciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el porciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del periodo a reconocer en el estado de resultados. El método de porciento de avance de obra ejecutada se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).

- El cliente ha firmado el contrato de compra-venta respectivo, y

- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito (i) en el caso de ventas financiadas por el Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; (ii) el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda;

(iii), (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada y (iv) Cofinanciamiento INFONAVIT, el cliente percibe ingresos de 7 a 10.9 salarios mínimos mensuales, obtiene la calificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

Los ingresos por arrendamiento de unicentros y minicentros comerciales se reconocen conforme se devengan (ver nota 17).

h. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades - El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo (IMPAC) pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

i. Operaciones en moneda extranjera - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

j. Utilidad por acción - La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Clientes

	2006	2005
Como promotor:		
Clientes por avance de obra	$2,586,224	$1,416,704
Clientes por escrituración	327,009	521,498
Clientes Terrenos Comerciales	2,914	
Clientes por arrendamiento de locales comerciales	12	280
Como contratista:		
Estimaciones por cobrar	2,515	5,637
	2,918,674	1,944,119
Estimación para cuentas de cobro dudoso	(2,586)	(3,718)
Estimación para cancelación de contratos	(19,229)	(16,730)
	$2,896,859	$1,923,671

Los clientes por avance de obra se integran de acuerdo al tipo de hipoteca como sigue:

	2006	2005
INFONAVIT	$ 1,104,964	$ 777,470
SHF,FOVISSSTE y Banca Comercial	1,481,259	639,234
	$ 2,586,224	$1,416,704

5. Inventarios y terrenos para futuras construcciones

a. Los inventarios se analizan como sigue:

	2006	2005
Obras en proceso	$1,103,183	$1,717,421
Terrenos en proceso de desarrollo	1,499,739	1,314,944
Terrenos para futuras construcciones a corto plazo hasta dos años	774,733	1,702,040
Almacén de materiales para construcción	196,823	136,286
Anticipo a proveedores	243,876	167,035
	$3,818,354	$5,037,726
Terrenos para futuras construcciones a largo plazo mas de 2 años	878,593	539,433
	$4,696,947	$5,577,159

b. La Compañía sigue la política de localizar y adquirir terrenos cada año, teniendo como objetivo que los terrenos para futuras construcciones puedan tener un periodo de construcción y desarrollo de viviendas, clasificando dentro del corto plazo aquellos

terrenos que actualmente se están desarrollando o que se estima se van a desarrollar dentro del siguiente año y a largo plazo aquellos terrenos por los cuales aún no existen planes para su desarrollo.

c. Al 30 de septiembre de 2006, la Compañía tiene terrenos por los que no se ha realizado el traslado de dominio de propiedad sino hasta el momento de su liquidación y se cumplan ciertas condiciones restrictivas. El valor de adquisición de estos terrenos asciende a $145,796, y el importe por pagar al 30 de septiembre es de $34,465. Dentro de este importe por pagar, se tienen 3,135 dólares americanos.

6. Otros activos

	2006	2005
Otras cuentas por cobrar	$28,973	$22,930
Impuestos por recuperar (principalmente IVA, ISR e IMPAC)	42,322	44,338
Pagos anticipados	33,443	19,651
Depósitos en garantía	66,461	47,711
	$171,199	$134,630
	========	========

7. Inversión en acciones de compañías asociadas

Las inversiones en acciones de compañías asociadas que se valúan a través del método de participación son:

Compañía asociada	% de participación	Valor contable de la participación 2006	2005	Participación en los resultados 2006	2005
Centro San Miguel, S. de R. L. (1) (CSM)	50.00	$ 3,331	$ 8,165	$ 3,402	$ 1,503
Centro Regional las Américas, S. de R. L. (2) (CRAS)	50.00	24,381	39,495	19,525	(16,189)
Habitania Montes de Oca, S.A. de C.V.(3)	33.33	7,729	5,997	1,800	377
Cetro San Francisco, S. de R.L (4)	50.00	(376)		(33)	
		$35,065	$53,657	$ 24,694	$(14,309)
		=======	=======	========	========

(1) El objeto principal de esta inversión es la construcción, comercialización, arrendamiento y administración, de todo tipo de proyectos inmobiliarios incluyendo centros comerciales.

(2) Al 30 de septiembre de 2006 se han registrado eliminaciones contra la inversión en compañías asociadas por la venta de terreno, intereses y prestación de servicios administrativos capitalizados por $ 24,278.

(3) La Compañía participa en esta inversión cuyo objeto principal es la planeación, desarrollo, construcción y promoción de un condominio que consta de 44 departamentos.

(4) A partir del 21 de junio de 2006, la Compañía participa en esta inversión cuyo objeto principal de esta inversión es la construcción, comercialización, arrendamiento y administración, de todo tipo de proyectos inmobiliarios incluyendo centros comerciales.

8. Inmuebles, maquinaria y equipo

	2006	2005
Edificio en condominio	$67,880	$63,624
Edificio para arrendamiento	39,844	37,342
Maquinaria y equipo	503,535	523,224
Equipo de transporte	47,286	63,321
Mobiliario y equipo de oficina	37,409	55,468
	695,954	742,979
Depreciación acumulada	(384,426)	(397,795)
	311,528	345,184
Terreno	25,682	32,642
Construcción en proceso	7,562	-
	344,772	377,826
Equipos adquiridos mediante contratos de arrendamiento financiero:		
Maquinaria y equipo	272,020	128,116
Equipo de transporte	70,932	53,943
Mobiliario y equipo de oficina	10,527	6,663
Depreciación acumulada	(97,515)	(55,414)
	255,964	133,308
	$600,736	$511,134

9. Cuentas y documentos por cobrar a asociadas

	2006	2005
Cuentas y Documentos por cobrar a CSM (1)	$46,653	$99,574
Cuentas y documentos por cobrar a CRAS (2)	138,865	118,242
Otras cuentas por cobrar	30,351	5,508
	215,869	223,324
Menos cuenta por cobrar a corto plazo	(31,654)	(5,508)
	$184,215	$217,816

(1) Devenga intereses a la tasa anual fija del 18% al 30 de septiembre de 2006 y 2005, el vencimiento de capital e intereses es el 23 de diciembre de 2013. El 2 de diciembre de 2005, CUARA cedió a PDCC los derechos y obligaciones de este contrato.

(2)CRAS tiene celebrado un contrato de crédito con PDCC por $230,000, con fecha límite el 31 de agosto de 2006, para la disposición del mismo. De acuerdo al convenio modificatorio, el vencimiento del contrato será en septiembre de 2014. Al 30 de septiembre de 2006 y 2005 CRAS ha dispuesto de $97,891. Las disposiciones de efectivo del crédito generan intereses a la tasa anual del 21%. CRAS se obliga a destinar los préstamos al desarrollo del proyecto denominado Centro Comercial las Américas y demás actividades mercantiles.

10. Préstamos Bancarios

	2006	2005
Préstamo con BBVA Bancomer, S. A. por $500,000, el cual devenga intereses a la Tasa de Interés Interbancaria de Equilibrio (TIIE) más 1.0 puntos porcentuales, sin que dicha tasa sea mayor al 9%; el vencimiento de la deuda es el 26 de mayo de 2016 (tasa efectiva del 8.29% de interés al 30 de septiembre de 2006).	$ 483,334	$ -
Préstamo con Santander Serfin, S.A. por $500,000, el cual devenga intereses a la Tasa de Interés Interbancaria de Equilibrio (TIIE) más 0.97 puntos porcentuales, sin que dicha tasa sea mayor al 9%; el vencimiento de la deuda es el 30 de mayo de 2013 (tasa efectiva del 8.28% de interés al 30 de septiembre de 2006).	500,000	-
Préstamo con BBVA Bancomer, S.A. el cual devenga intereses a la tasa del 10.19% y el vencimiento es el 21 de octubre de 2005		26,023
	983,334	26,023
Menos - Porción Circulante	121,429	26,023
	$ 861,905	$ -

Los vencimientos de los préstamos a largo plazo al 30 de septiembre son:

2008	$ 121,429
2009	121,429
2010	121,429
Años Posteriores	497,618
	$ 861,905

Los Contratos de los Préstamos de Instituciones Financieras contienen cláusulas restrictivas, las cuales obligan a la Compañía, entre otras cosas, a mantener ciertas razones financieras y a cumplir con atras obligaciones de hacer y no hacer, durante la vigenica de los mismos. Al 30 de septiembre de 2006, la Compañía ha cumplido dichas restricciones y obligaciones, y estima cumplir cada una de ellas al término de dichos contratos.

La compañía cuenta con líneas de crédito vigentes con diversas instituciones financieras por un total de aproximadamente $1,689,000.

Durante el ejercicio, la compañía utilizó las líneas de crédito disponiendo de un monto de $1,160,000.

11. Impuestos y gastos acumulados

	2006	2005
Impuestos, excepto impuesto sobre la renta e impuesto al activo	$30,116	$ 23,162
Gastos acumulados	107,799	124,233
Intereses por pagar	4,232	66
Fondos retenidos en garantía	96,669	95,137
Anticipo de clientes	390,185	299,854
	629,001	542,452
Porción circulante de obligaciones por contratos de arrendamiento financiero	78,681	43,335
	$707,682	$585,787

12. Otros Créditos

El pasivo a largo plazo al 30 de septiembre de 2006 y 2005, se integra como sigue:

	2006	2005
Proveedores de terrenos a largo plazo	$ ---	$ 91,480
Obligaciones por contratos de arrendamiento Financiero	103,626	53,554
Otros pasivos a largo plazo	30,232	15,784
Total	$133,858	$160,818

a. Se tienen obligaciones por contratos de arrendamiento financiero de equipo que tienen tasas que van del 8.98% al 10.57% de interés anual al 30 de septiembre de 2006.

b. Al 30 de septiembre de 2006 y 2005, los compromisos mínimos de pago por arrendamientos capitalizables son:

	2006	2005
Acreedores por contratos de arrendamiento	$182,307	$ 96,889
Porción circulante de las obligaciones	(78,681)	(43,335)
Porción a largo plazo de arrendamiento capitalizable	$103,626	$ 53,554

El pasivo por contratos de arrendamiento capitalizable vence como sigue:

Año que terminará el 30 de septiembre de	
2007	$60,678
2008	42,494
2009	454
	$103,626

13. Capital contable

a. El capital contable de la Compañía al 30 de septiembre de 2006, se analiza como sigue:

	Número de acciones	Valor nominal	Efectos de actualización	Total
Capital social:				
Capital fijo				
Serie única	328,199,874	$437,604	$573,337	$1,010,941
Prima en suscripción de acciones	-	216,047	321,247	537,294
Reserva para la adquisición de acciones propias	-	49,713	45,647	95,360
Prima en recolocación de acciones recompradas	-	25,249	2,179	27,428
Utilidades retenidas	-	5,673,016	517,780	6,190,796
Insuficiencia en la actualización del capital contable	-	-	(341,651)	(341,651)
Efecto acumulado de impuesto sobre la renta diferido	-	(634,034)	(248,849)	(882,883)
Interés minoritario en subsidiarias consolidadas	-	24,326	820	25,146
Total	328,199,874	$5,791,921	$870,510	$6,662,431

b. De acuerdo con la resolución adoptada en la Asamblea General Ordinaria y Extraordinaria de Accionistas de ARA celebrada el 20 de abril de 2006, se resuelve destinar hasta un 25% del capital contable a la compra de acciones propias en término de lo previsto en el artículo 14 bis 3, fracción I de la Ley de Mercado de Valores.

c. El capital social al 30 de septiembre de 2006 y 2005 esta representando por 328,211,874 acciones ordinarias nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

d. Durante el periodo de 2006 y 2005, la Compañía efectuó operaciones de compra y venta de acciones propias y por las cuales incurrió en una ganancia de $2,922 y $2,235 respectivamente.

Al 30 de septiembre de 2006, la Compañía tenía 12,000 acciones recompradas, las cuales estaban pendientes de colocarse a esa fecha. El valor de mercado de las acciones al 30 de septiembre de 2006 fue de $53.78 por acción.

e. En Asamblea General Ordinaria de Accionistas celebrada el 20 de abril de 2006, se decretó y pagó un dividendo por $1,270,675 ($1,247,090 pesos históricos), equivalente a $3.80 pesos por acción.

f. En Asamblea General Extraordinaria de Accionista celebrada el 20 de abril de 2006, se aprobó llevar a cabo una división (SPLIT) de las acciones que se encuentran en circulación, mediante la entrega de cuatro acciones nuevas. El Capital Social quedará conformado por 1,312,847,496 acciones ordinarias.

Así mismo, en dicha asamblea general extraordinaria, se acordó la reforma de los estatutos sociales de la Compañía con el fin de incluir en los mismos ciertas disposiciones diseñadas para impedir la adquisición del control de la misma por terceros.

g. En Asamblea General Ordinaria de Accionistas celebrada el 21 de abril de 2005, se decretó y pagó un dividendo por $148,108 ($141,131 pesos históricos), equivalente a $0.43 pesos por acción.

h. Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 30 de septiembre de 2006 y 2005, su importe asciende a $202,094 y $199,573, respectivamente.

i. La distribución del capital contable, excepto por los importes actualizados del capital aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año 2004 la tasa fue del 33%, la cual se redujo al 30% para el año del 2005 y disminuirá en un punto porcentual cada año, hasta llegar al 28% a partir del 2007. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

14. Saldos y operaciones en moneda extranjera

a. La posición monetaria en moneda extranjera al 30 de septiembre es:

	2006	2005
(Miles de dólares americanos)		
Activos monetarios	12,759	5,271
Pasivos monetarios	(9,446)	(23,840)
Posición pasiva, neta	3,313	(18,569)
Equivalente en pesos	$ 36,413	$(208,560)

b. Las operaciones en moneda extranjera fueron como sigue:

	2006	2005
	(En miles de dólares americanos)	
Compras y anticipos de terrenos en México	-	24,773
Adquisición de equipo	11,404	604

c. Los tipos de cambio vigentes a la fecha de los estados financieros:

	Al 30 de septiembre 2006	2005
Dólar Americano	$10.99	$10.79

15. Transacciones con partes relacionadas

La Compañía efectuó transacciones con las compañías asociadas durante el curso normal de sus operaciones, como sigue:

	2006	2005
Ingresos por:		
Venta de terreno	$76,605	$ 6,554
Intereses neto	$21,315	$22,760
Administración de desarrollos comerciales	$ 1,404	$ 4,379
Servicios administrativos	$ 5,946	$ 2,324
Comisiones	$ 5,221	----
Costos por:		
Venta de terreno	$37,886	$ 4,456

16. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

La Compañía está sujeta al ISR y al IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en pesos constantes, se acumula o deduce el efecto de la inflación sobre ciertos pasivos y activos monetarios a través del ajuste anual por inflación, el cual es similar en concepto al resultado por posición monetaria, y a partir de 2005, conforme a las modificaciones a las leyes del ISR e IMPAC publicadas el 1 de diciembre de 2004 aplicables a partir de 2005, a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) Para efectos de ISR se deduce el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se puede optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no deducido de los inventarios de la Regla 106 y las pérdidas fiscales por amortizar, y se deduce el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será disminuible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

Por otra parte, el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

a. El ISR y la PTU, se integran como sigue:

	2006	2005
ISR:		
Causado	$271,986	$124,745
Diferido	99,415	167,907
	$371,401	$292,652
PTU causada	$ 1,442	$ 1,042

Durante los años que terminaron el 30 de septiembre de 2006 y 2005, algunas compañías amortizaron pérdidas fiscales a valor nominal por un total de $ 22,037 y $3,371, respectivamente. El correspondiente beneficio por amortización de pérdidas fiscales se disminuyó en la determinación del impuesto sobre la renta diferido.

a. La tasa efectiva del ISR de 2006 difiere de la tasa legal, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de inflación.

b. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta diferido, son:

ISR diferido activo (pasivo)	2006	2005
Impuesto sobre la renta diferido activo (pasivo):		
Inventarios y terrenos para futuras construcciones	$(1,620,219)	$(1,495,719)
Clientes por avance de obra	(268,228)	(489,628)
Inmuebles, maquinaria y equipo	(66,642)	(67,115)
Anticipos de clientes	33,494	72,264
Estimación para cuentas de cobro dudoso y para cancelación de contratos	6,108	5,930
Otros, neto	32,022	89,008
ISR diferido de diferencias temporales	(1,883,465)	(1,885,260)
Efecto de pérdidas fiscales por amortizar	22,954	29,804
Impuesto al activo pagado por recuperar	14,733	19,613
	37,687	49,417
Estimación para valuación del activo por impuesto sobre la renta diferido (1)	(32,285)	(36,327)
Pasivo a largo plazo neto	$(1,878,063)	$(1,872,169)

(1) La estimación para valuación corresponde al impuesto sobre la renta diferido activo de ARA y PDCC generado en forma individual, cuyo beneficio no se registró debido a la incertidumbre de su recuperación.

c. Los beneficios de las pérdidas fiscales pendientes de amortizar al 30 de septiembre de 2006 son de $ 81,978 y el IMPAC por recuperar de $14,733 por los que ya se ha reconocido parcialmente el activo por ISR diferido y un pago anticipado por ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos.

17. Información por segmentos de negocio

La Compañía opera como promotor, contratista y arrendador, como se explica en la Nota 1. Cierta información respecto a ingresos y costos relativos a tal actividad, es la siguiente:

	2006	2005
Ingresos		
Como promotor	$5,924,606	$4,774,120
Serv. Admon y comisiones	7,259	7,752
Arrendamiento de centros y locales comerciales	6,866	8,079
	$5,938,731	$4,789,951
Costos		
Como promotor	$4,179,744	$3,396,807
Serv. Admon y comisiones	5,161	5,525
Arrendamiento de centros y locales comerciales	3,824	4,199
	$4,188,729	$3,406,531

Los ingreos y costos como promotor se integra de acuerdo al tipo de hipoteca, como sigue:

	2006	2005
Ingresos		
Infonavit	$1,754,440	$1,556,440
SHF, Fovissste y banca comercial	3,761,209	3,204,681
Venta de terrenos comerciales con servcios.	408,957	12,999
	$5,924,606	$4,774,120
Costos		
Infonavit	$1,277,130	$1,125,470
SHF, Fovissste y banca comercial	2,651,920	2,262,543
Venta de terrenos comerciales con servicios.	250,694	8,794
	$4,179,744	$3,396,807

No existen transacciones importantes realizadas entre los diferentes segmentos de negocio.

Los ingresos como promotor, por servicios administrativos y comisiones por arrendamientos de la Compañía son realizados en su totalidad en México.

18. Compromisos

a. CIISA celebró un contrato de obra a precio alzado el 18 de marzo de 2005, para la construcción de un campo de Golf en la ciudad de Cuernavaca, Estado de Morelos. El monto total del contrato es de 4,580 miles de dólares americanos, por los que se han pagado estimaciones por 2,039 miles de dólares americanos. La fecha compromiso de entrega será durante el mes de diciembre de 2006.

b. Fideicomiso de Garantía y Administración - La Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional de 765 casas habitación denominado Hacienda la Gloria en Carrillo Puerto, Querétaro. Las principales características del Fideicomiso son:

Participantes - Los participantes son: Lacupuesco, S. A. de C. V. (Fideicomitente y Fideicomisaria A) Lacupuesco; Promotora Comercial Diecinueve, S. A. de C. V. (Fideicomitente y Fideicomisaria B) PC19; Constructora y Urbanizadora ARA, S. A. de C. V. (Fideicomitente y Fideicomisaria C) CUARA y Grupo Financiero Santander Serfín (Fiduciaria) Santander.

Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: Lacupuesco aporta el terreno en Querétaro con un valor de $13,950 ($13,148 pesos históricos), CUARA aporta la construcción y comercialización del conjunto habitacional con recursos propios, y PC19 aporta el título de concesión de los derechos de agua.

Contraprestación - Por la venta o transmisión de las unidades habitacionales Lacupuesco recibe 15% y CUARA el 85% sobre el precio de venta.

Vigencia - El contrato tendrá una vigencia 36 meses contados a partir de la fecha de obtención de la licencia de construcción (23 de diciembre de 2003). En caso de que al término de este plazo no se haya concluido el conjunto habitacional, o todavía hubiere casas que no se hayan vendido o transmitido (por estar en proceso de construcción o bien porque ni siquiera se haya iniciado la construcción), Lacupuesco tendrá la facultad de prorrogar el contrato por 6 meses más, o bien, solicitar la liquidación del 15% pactado de acuerdo al último precio de venta reportado. Al 30 de septiembre de 2006 se han registrado por porciento de avance de obra ejecutada 599 casas por un importe de $668 por vivienda.

c. Fideicomiso de Garantía y Administración - En octubre de 2003, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional destinado a los trabajadores del Gobierno del Estado de Michoacán y de locales comerciales en Capula, Morelia. El desarrollo se divide en el proyecto ARA, el proyecto SARE, un Área Comercial Básica, un Área Comercial y Tierra Breña. Las principales características del Fideicomiso son:

Participantes - Los participantes son: Instituto de Vivienda del Estado de Michoacán de Ocampo (Fideicomitente y Fideicomisaria A) IVEMO; Consorcio de Ingeniería Integral, S. A. de C. V. (Fideicomitente y Fideicomisaria B) CIISA; FISARE, S. A. de C. V. (Fideicomitente y Fideicomisaria C) FISARE y Banco Azteca, S. A. (Fiduciaria) Banco Azteca.

Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: IVEMO aporta el terreno en Capula, Morelia (el inmueble) y la concesión de los derechos de agua, CIISA y SARE aportan cada uno el 50% de la urbanización, edificación y obras internas en los proyectos ARA y SARE, respectivamente.

Contraprestación - Por la venta o transmisión de las unidades habitacionales en los proyectos ARA y SARE, IVEMO recibe el 8% del precio de venta de cada vivienda, y CIISA y SARE reciben cada uno el 92%, respectivamente.
El área comercial, Tierra Breña y área comercial básica serán revertidas a IVEMO.

Vigencia - El fideicomiso tendrá la duración necesaria para el cumplimiento de sus finalidades. IVEMO se reserva la facultad para revertir parte o la totalidad del inmueble siempre y cuando este no haya sido comprometido con terceros adquirentes y restituir los gastos en inversiones que CIISA y SARE hubieren realizado en las obras de urbanización. Al 30 de septiembre de 2005 se han registrado por porciento de avance de obra ejecutada 946 casas por un importe de $280 por vivienda.

d. CIISA celebró un contrato de fideicomiso traslativo de dominio y de administración el 18 de agosto de 2004 con una tienda departamental y Banco J. P. Morgan, S. A. Institución de Banca Múltiple, J. P. Morgan Grupo Financiero, División Fiduciario, mediante el cual se transmite una parte del terreno las Américas a la tienda departamental, en el que se desarrolló el Centro Comercial las Américas.

Las obligaciones para CIISA o su afiliada Centro Regional las Américas, S. de R. L. son entre otras, a) la obligación llevar a cabo a su cargo y por su cuenta la construcción y mejoras del Centro Comercial (excepto la tienda departamental), su estacionamiento incluyendo el de la tienda departamental, de conformidad con el proyecto ejecutivo respectivo; b) en su momento operar el Centro Comercial (excepto por el Almacén de la tienda departamental).

e. Fideicomiso Traslativo de Dominio - El 22 de diciembre de 2004, la Compañía celebró un contrato de Fideicomiso Traslativo de Dominio para la adquisición de un inmueble ubicado en Puebla.

Participantes - Los participantes son: Cemex México, S. A. de C. V. (Fideicomitente A) CEMEX, la Compañía (Fideicomitente B) y Banca Serfin, S. A. Institución de Banca Múltiple, Grupo Financiero Santander Serfin (Fiduciario) Banca Serfin.

Aportaciones - El patrimonio del fideicomiso se constituye de la siguiente manera:

La propiedad de un inmueble de 449,755m2 ubicado en Puebla, aportado por CEMEX, así como aquellas obras y mejoras que realice la Compañía.

Aportaciones en efectivo que obtenga Banca Serfin por la indemnización del inmueble.

Los planos, permisos, autorizaciones, proyectos y demás documentos y autorizaciones relacionadas con el proyecto a realizar, que aporte la Compañía para efectuar las obras de urbanización y construcción del desarrollo habitacional.

Obligaciones - La Compañía se obliga a cumplir con los contratos de suministro firmados con CEMEX, y para efecto de que sea autorizada la compra-venta y entrega de posesión de los inmuebles fideicomitidos, la construcción y urbanización la realizará con el cemento, y otros materiales, de CEMEX.

Contraprestación - El monto de la contraprestación asignado al inmueble al 30 de septiembre de 2006 es de $244,667. Los pagos pendientes al 30 de septiembre de 2006 son:

Año	Importe
2006	$105,558
2007	99,794
Total	$205,352

Vigencia - El contrato tendrá una vigencia de cuatro años contados a partir de la fecha de formalización del Fideicomiso. Al concluir el plazo, puede renovarse por los fideicomitentes mediante la suscripción de un convenio con el fiduciario.

f. PDCC celebró un contrato denominado Framework Agreement; en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

g. La Compañía tiene litigios derivados del curso normal de sus operaciones los cuales en la opinión de la Compañía y sus asesores legales no afectarán en forma importante la situación financiera y el resultados de las operaciones, por lo tanto, no ha creado una reserva para cubrir dichas contingencias.

El 19 de octubre de 2006 el C.P.J. Sacramento Soto Solís, Director de Administración y Finanzas de la Compañía autorizó la emisión de estos estados financieros consolidados.

******

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA TRIMESTRE 3 AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	173,274,350	99.58
CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99
PROYECTOS URBANOS Y ECOLOGICOS , S.A.	CONSTRUCCION Y DESARROLLO	149,998	99.99
INMOBILIARIA ACRE, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	990,400	99.07
ASESORIA TECNICA Y ADMINISTRATIVA GAVI, S.A. DE C.	ADMINISTRACIÓN	3,429,998	99.99
COMERCIALIZACIÓN Y VENTAS	COMERCIALIZACIÓN	980	98.00
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES,	ARRENDAMIENTO	87,994,358	99.99
DESARROLLOS INMOBILIARIOS TURISTICOS, S.A. DE C.V.	ARRENDAMIENTO-ADMINISTRACION	50,000	100.00
CONSORCIO ARA, LLC	COMERCIALIZACION	1	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA TRIMESTRE 3 AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
CENTRO SAN MIGUEL, S. DE R.L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	8,603	3,331
CENTRO REGIONAL LAS AMERICAS, S. DE R.L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	28,558	24,381
HABITANIA MONTES DE OCA S. A DE C.V.	CONSTRUCCION Y DESARROLLO	54,000	33.33	5,400	7,729
CENTRO SAN FRANCISCO S.de R.L.	ARRENDAMIENTO Y ADMINISTRACION	1	50.00	3	(376)
TOTAL DE INVERSIONES EN ASOCIADAS				42,564	35,065
OTRAS INVERSIONES PERMANENTES					0
TOTAL				42,564	35,065

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
BBVA BANCOMER CREDITO SIMPLE	26/05/2006	8.29	50,000	0	50,000	50,000	50,000	283,334						
BBVA BANCOMER CREDITO SIMPLE	30/08/2006	8.28	71,429	0	71,429	71,429	71,429	214,284						
OTROS														
TOTAL BANCARIOS			121,429	0	121,429	121,429	121,429	497,618	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA — TRIMESTRE 3 — AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
PROVEEDORES DE TERRENOS		0.00	11,021	0	0	0	0	0						
PROVEEDORES DE MATERIALES		0.00	168,860	0	0	0	0	0						
PROVEEDORES DE TERRENOS		0.00							92,711	0	0	0	0	0
TOTAL PROVEEDORES			179,881	0	0	0	0	0	92,711	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
GASTOS ACUMULADOS		0.00	698,529	0	131,913	0	0	0						
GASTOS ACUMULADOS		0.00							9,153	0	1,945	0	0	0
TOTAL GENERAL			999,839	0	253,342	121,429	121,429	497,618	101,864	0	1,945	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA | TRIMESTRE: 3 | AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	12,759	140,223	0	0	140,223
PASIVO	9,446	103,810	0	0	103,810
CORTO PLAZO	9,269	101,865	0	0	101,865
LARGO PLAZO	177	1,945	0	0	1,945
SALDO NETO	3,313	36,413	0	0	36,413

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	4,613,539	3,426,022	1,186,517	0.59	7,000
FEBRERO	4,507,547	3,348,345	1,159,202	0.15	1,739
MARZO	4,849,176	3,517,894	1,331,282	0.13	1,731
ABRIL	5,417,463	3,473,793	1,943,670	0.15	2,916
MAYO	5,639,589	3,528,569	2,111,020	(0.45)	(9,500)
JUNIO	5,769,759	4,826,621	943,138	0.09	849
JULIO	6,091,543	4,988,925	1,102,618	0.02	3,023
AGOSTO	6,256,434	5,279,767	976,667	0.05	4,983
SEPTIEMBRE	6,432,969	5,170,859	1,262,110	0.10	12,758
ACTUALIZACIÓN				0.00	(48)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					25,451

OBSERVACIONES

EL TIPO DE CAMBIO POR DOLAR UTILIZADO ES DE $10.99 POR CADA DOLAR ESTADOUNIDENSE.

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 3 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
GUANAJUATO	DESARROLLO INMOBILIARIA	0	0.00
QUERETARO	DESARROLLO INMOBILIARIA	0	0.00
QUINTANA ROO	DESARROLLO INMOBILIARIA	0	0.00
VERACRUZ	DESARROLLO INMOBILIARIA	0	0.00
SINALOA	DESARROLLO INMOBILIARIA	0	0.00
TABASCO	DESARROLLO INMOBILIARIA	0	0.00
GUERRERO	DESARROLLO INMOBILIARIA	0	0.00
PUEBLA	DESARROLLO INMOBILIARIA	0	0.00
BAJA CALIFORNIA	DESARROLLO INMOBILIARIA	0	0.00
CHIHUAHUA	DESARROLLO INMOBILIARIA	0	0.00
DISTRITO FEDERAL	DESARROLLO INMOBILIARIA	0	0.00
NUEVO LEON	DESARROLLO INMOBILIARIA	0	0.00
SONORA	DESARROLLO INMOBILIARIA	0	0.00
MORELOS	DESARROLLO INMOBILIARIA	0	0.00
JALISCO	DESARROLLO INMOBILIARIA	0	0.00
VALLE DE MEXICO	DESARROLLO INMOBILIARIA	0	0.00
MICHOACAN	DESARROLLO INMOBILIARIA	0	0.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA TRIMESTRE 3 AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	HERMANOS CASTRO, ACERO PARA LA			SI	1.26
ACERO	COMERCIAL DE ACEROS Y PERFILES			SI	0.07
ACERO	COACERO, S.A DE C.V.			SI	0.25
ACERO	ACEROS TURIA, S.A. DE C.V.			SI	0.67
ACERO DE REFUERZO	MALLA SOLDADA, S.A. DE C.V.			SI	1.71
ACEROS	PROMOTORA DE RESISTENCIA			SI	0.20
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.32
ADITIVOS P/CONSTRUCCION	ADMIXTURE TECHNOLOGIES DE MEXI			SI	0.11
ADITIVOS P/CONSTRUCCION	DEGUSSA CONTRUCTION CHEMICALS			SI	0.26
AGREGADOS	MONCAYO CEDILLO SA DE CV			SI	0.53
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.44
AGREGADOS	SINDICATO NACIONAL DE TRABAJAD			SI	0.29
AGREGADOS	CONSTRUCTOR A URBANIZADORA Y AG			SI	0.29
AGREGADOS	AGREGADOS Y FLETES DEL SUR SA			SI	0.25
AGREGADOS	HERNANDEZ HERNANDEZ FERNANDO			SI	0.14
AGREGADOS	LINARES GUZMAN MARIA DEL ROCIO			SI	0.08
AGREGADOS	CALIZAS INDUSTRIALES DEL CARME			SI	0.08
AGREGADOS	CONSTRUCTOR A URBAMAQ SA DE CV			SI	0.08
AGREGADOS	AGREGADOS DE TEPEXPAN SA DE CV			SI	0.07
AGREGADOS	TORRES VILLANUEVA ALEJANDRO			SI	0.07
AGREGADOS	SINDICATO UNICO DE TRANSPORTIS			SI	0.06
AGREGADOS	AGREGADOS Y BLOQUES DEL CARMEN			SI	0.05
AGREGADOS	GARLANT PERALTA LUIS FERNANDO			SI	0.05
AGREGADOS	TRITURADOS EL ROBLE SA DE			SI	0.05

CLAVE DE COTIZACIÓN ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

CONSOLIDADO

Impresión Final

MATERIAS PRIMAS DIRECTAS

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
	CV				
ASFALTO	GRUPO METSVA SA DE CV			SI	0.17
BAJO ALFOMBRA	DIPP SA DE CV			SI	0.05
CABLE DE COBRE	CONDUCTORES MONTERREY S.A DE C.			SI	0.31
CANCELERIA	VENMEXLUM, S.A. DE C. V.			SI	0.14
CEMENTO	CEMEX MEXICO, S.A. DE C.V.			SI	1.06
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE C.			SI	2.43
COLOCACION CONCRETO	PRESTACION DE SERVICIOS EN DIR			SI	0.07
COMBUSTIBLE	PRESTACIONES MEXICANAS, S.A. D			SI	0.08
COMBUSTIBLE	DISTRIBUIDORA DE DIESEL Y DIAF			SI	0.10
COMBUSTIBLE	F RUIZ E HIJOS, S.A. DE C.V.			SI	1.05
CONCRETO	RAZO MATEO CYNTHIA			SI	0.07
CONCRETO	CONCRETOS NUEVO MILENIO S.A. D			SI	0.07
CONCRETO	CONCRETOS LA SILLA, S.A. DE C.			SI	0.06
CONCRETO	LATINOAMIRICANA DE CONCRETOS,			SI	0.13
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.42
CONCRETO	CONCRETOS CRUZ AZUL, S.A DE C.			SI	0.26
CONCRETO Y VARILLA	PYASUR, S.A. DE C.V.			SI	0.11
CONGOLEUM	PIVIDE, S.A. DE C.V.			SI	0.05
FERRETERIA	FERRETERIA PEGASO, S.A. DE C.V.			SI	0.05
FERRETERIA	DISTRIBUIDORA FERRETERA LA UNI			SI	0.15
FERRETERIA	PUMBERS CENTER, S.A. DE C.V.			SI	0.23
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A. DE C.			SI	0.07
MADERA	COMERCIAL TRIPLAYERA NONOALCO,			SI	0.23
MATERIAL DE PLOMERIA	MATEO RODRIOGUEZ JAVIER			SI	0.08
MATERIAL DE PROMERIA	VAZQUEZ SOTO MARIA DE JESUS			SI	0.11
MATERIAL DE PVC	CENTRAL DE PVC, S.A. DE C.V.			SI	0.08

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA — TRIMESTRE 3 AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
PROGRESIVA	5,563	1,241,411	0.0	NO APLICA	PUBLICO EN GENERAL
INTERES SOCIAL	7,535	2,593,042	0.0	NO APLICA	PUBLICO EN GENERAL
MEDIO	2,657	1,464,394	0.0	NO APLICA	PUBLICO EN GENERAL
RESIDENCIAL	119	216,801	0.0	NO APLICA	PUBLICO EN GENERAL
ARRENDAMIENTO	0	6,866	0.0	NO APLICA	PUBLICO EN GENERAL
TERRENOS COMERCIALES	0	408,958	0.0	NO APLICA	PUBLICO EN GENERAL
SERV. ADMON Y COM	0	7,259	0.0	NO APLICA	PUBLICO EN GENERAL
EXTRANJERAS					

TOTAL	5,938,731	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA — TRIMESTRE 3 — AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SUBSIDIARIAS EN EL EXTRANJERO					
TOTAL		0			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO POR NUMERO DE UNIDADES.

CLAVE DE COTIZACIÓN ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.3333	0	328,199,874	0	328,199,874	0	437,604	0
TOTAL			328,199,874	0	328,199,874	0	437,604	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 328,199,874

OBSERVACIONES

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

NO APLICA

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALUAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A. POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE SEPTIEMBRE DE 2006 ES DE:

	DOLARES	EQUIVALENTE EN PESOS
	MILES	
ACTIVOS:		
CORTO PLAZO		
INVERSIONES TEMPORALES Y EFECTIVO	12,710	$ 139,684
CLIENTES POR AVANCE DE OBRA	49	539
TOTAL ACTIVOS	12,759	$ 140,223
PASIVOS:		
CORTO PLAZO		
PROVEEDORES DE TERRENO	8,436	$ 92,711
ANTICIPO DE CLIENTES	454	4,989
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO	379	4,165
	9,269	101,865
LARGO PLAZO		
PROVEEDORES DE TERRENO	177	1,945
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO	---	---
	177	1,945
PASIVO TOTAL	9,446	$ 103,810
POSICION NETA ACTIVA	3,313	$ 36,413

s57: